Exhibit 99.18

PRESS RELEASE

Brazil: TotalEnergies signs Production Sharing Contract
for the Agua Marinha offshore block

Paris, May 31, 2023 – TotalEnergies and its co-venturers Petrobras, QatarEnergy and PETRONAS Petróleo Brasil Ltda (PPBL) have signed on 31 May 2023 the Production Sharing Contract (PSC) for the Agua Marinha block, which was awarded in the Open Acreage under Production Sharing Regime – 1st Cycle held by Brazil’s National Petroleum Agency (ANP) in December 2022.

Agua Marinha is a 1,300 sq.km exploration block located in the pre-salt Campos Basin south of the Marlim Sul field and about 140 km from shore. The work program includes drilling one firm exploration well during the exploration period.

“The signature of the PSC for Agua Marinha expands our presence in this promising area of the pre-salt Campos Basin, alongside our three strategic partners, and we are looking forward looking to exploring the block and drilling the Touro prospect” said Kevin McLachlan, Senior Vice President, Exploration of TotalEnergies. “Offshore Brazil, with its material low-cost, low-emission resources is a core area for the Company. This block, along with the two South Santos basin concessions obtained in 2022, further reinforces our exploration portfolio in this high potential area.”

TotalEnergies will participate in the block with a 30% interest, alongside operator Petrobras (30%), QatarEnergy (20%) and PPBL (20%).

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for almost 50 years, through six subsidiaries, and today employs more than 3,000 people in its business segments, in Exploration & Production, gas, renewable electricity (solar and wind), lubricants, chemicals and distribution.

TotalEnergies' Exploration & Production portfolio currently includes 11 licenses, of which 4 are operated. In 2022, the Company's average production in the country was 104,000 barrels of oil equivalent per day. TotalEnergies is investing in the growth of the renewable energy segment in Brazil. TotalEnergies' subsidiary Total Eren has 300 MW of solar and wind projects in operation. In October 2022, the company entered into a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio.

TotalEnergies is also active in the Brazilian fuel distribution market with a network of about 240 filling stations as well as several storage facilities for petroleum products and ethanol.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).